UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 11, 2022, entitled "The annual general meeting approved an ordinary dividend of USD 0.20 per share and an extraordinary dividend of USD 0.20 per share for fourth quarter 2021. ".

Equinor ASA: The annual general meeting approved an ordinary dividend of USD 0.20 per share and an extraordinary dividend of USD 0.20 per share for fourth quarter 2021.

On 11 May 2022, the annual general meeting in Equinor ASA (OSE: EQNR, NYSE: EQNR) approved the annual report and accounts for Equinor ASA and the Equinor group for 2021, as proposed by the board of directors.

The fourth quarter 2021 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 13 May 2022 (the "Record Date"). Subject to ordinary settlement in VPS, this implies that the right to dividend accrues to shareholders as of 11 May 2022. For US ADR (American Depository Receipts) holders, dividend accrues also as of 11 May 2022. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 12 May 2022. The ADRs on New York Stock Exchange will also trade ex-dividend from and including 12 May 2022. Shareholders whose shares trade on Oslo Børs will receive their dividend in Norwegian kroner ("NOK"). The NOK dividend will be communicated on 20 May 2022. The payment date for the dividend in NOK and in USD under the ADR program is on 27 May 2022.

The general meeting authorised the board of directors to resolve dividend payments based on the company’s approved annual accounts for 2021. The authorisation is valid until the next annual general meeting, but no later than 30 June 2023.

As part of the implementation of the company’s share buy-back program, the general meeting agreed to the reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government.

The proposal to amend the Article 1 of the Articles of Association, the company’s objects-clause, was adopted.

The general meeting endorsed the company’s energy transition plan.

Nine shareholders’ proposals were up for voting. The shareholders’ supporting statements and the board's response are available at www.equinor.com/agm. None of the shareholders’ proposals were approved. Reference is made to the enclosed minutes of meeting.

The general meeting endorsed the board's report on Corporate Governance.

The general meeting endorsed the board of directors' remuneration report for leading personnel.

Remuneration to the company's external auditor for 2021 was approved.

The nomination committee’s proposal of members to Equinor ASA’s corporate assembly, was approved with effect as of 12 May 2022 and until the annual general meeting in 2024. Please see attached minutes for details.

In accordance with the proposal from the nomination committee, the general meeting adopted the remuneration to the corporate assembly, effective as of 12 May 2022.

The nomination committee’s proposal of members to Equinor ASA’s nomination committee effective as of 12 May 2022 and until the annual general meeting in 2024, was approved. Please see attached minutes for details.

In accordance with the proposal from the nomination committee, the general meeting adopted the remuneration to the nomination committee, effective as of 12 May 2022.

The general meeting authorised the board on behalf of the company to acquire Equinor ASA shares in the market in order to continue the company’s share-based incentive plans for employees. The authorisation is valid until 30 June 2023. The previous authorisation, granted 11 May 2021, shall continue to apply until this authorisation has been registered in the Register of Business Enterprises.

The general meeting authorised the board on behalf of the company to acquire Equinor ASA shares in the market. Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital in a later general meeting. The authorisation is valid until the next annual general meeting, but no later than 30 June 2023.

The general meeting approved that there can be made adjustments to the Marketing Instruction for Equinor ASA.

Please find enclosed minutes of the annual general meeting.

Contact persons:

Investor relations
Peter Hutton, senior vice president, investor relations,
Tel: +44 7881 918 792

Press
Sissel Rinde, vice president, media relations,
Tel: +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

MINUTES OF THE ANNUAL GENERAL MEETING OF EQUINOR ASA 14 MAY 2020

The annual general meeting of Equinor ASA was held on 11 May 2022 in Equinor Business Center, Forusbeen 50, 4035 Stavanger and via Lumi AGM for digital attendance.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor attended. Company secretary Marte Johanson Hanasand recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Tone Lunde Bakker, chair of the corporate assembly, opened the meeting.
2.

Registration of attending shareholders and proxies
Overview of shareholders represented at the annual general meeting, either by personal or digital attendance, by proxy, or by advance voting, is attached in Appendix 1 to these minutes.

3.	Election of the chair of the meeting The general meeting adopted the following resolution: “Tone Lunde Bakker, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting adopted the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Georg Fredrik Rabl and Svein Skeie are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2021, including the board of directors’ proposal for distribution of fourth quarter 2021 dividend
The chair of the meeting informed the general meeting that the annual report and accounts and the auditor’s report have been made available on the company’s website. Recitation was therefore not necessary.

The chair of the meeting read the following statement on behalf of the Ministry of Trade, Industry and Fisheries:

In the ownership dialogue the state, as an owner, emphasises that the company’s capital structure supports efficient goal achievement. The state’s goal as an owner of Equinor ASA is to achieve the highest possible return over time, cf. White Paper nr. 8 (2019-2020) “the state’s direct ownership of companies – sustainable value creation” (the ownership report). The ministry refers to the high natural gas prices Equinor has realised recently, contributing to the company’s very strong capitalisation. We also refer to the company’s own net debt to capital employed ambition. As an owner, the state finds it important that this be emphasised in the decisions made by Equinor’s board of directors going forward concerning dividend and capitalisation. The board is responsible for the company’s capital structure, but decisions at the annual general meeting about dividends and capital changes will affect the capital structure.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2021 for Equinor ASA and the Equinor group are approved. A fourth quarter 2021 dividend of USD 0.20 per share and an extraordinary dividend of USD 0.20 per share are approved to be distributed.”

7.	Authorisation to distribute dividend based on approved annual accounts for 2021
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2021, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation shall be valid until the next annual general meeting, but no later than 30 June 2023.”

8.	Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government
The general meeting agreed on the following resolution:

“As part of the implementation of the company`s share buy-back programme, the company`s share capital will be reduced by NOK 205,543,870 from NOK 8,144,219,267.50 to NOK 7,938,675,397.50. Of the total capital reduction amount

(i) NOK 67,829,477.50 will be used to annul 27,131,791 own shares, and
(ii) NOK 137,714,392.50 will be used to redeem and annul 55,085,757 shares owned by the Norwegian government by the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount in (ii), the Norwegian government by the Ministry of Trade, Industry and Fisheries shall receive NOK 13,574,427,251.70, with a deduction for fourth quarter 2021 dividend of USD 0,40 per share and corresponding interest compensation. The part of the amount paid to the government that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered the Article 3 of the company’s Articles of Association read as follows:

“The share capital of the company is NOK 7,938,675,397.50 divided into 3,175,470,159 shares of NOK 2.50 each.””

9.

Proposal to amend Article 1 of the Articles of Association
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The Articles of Association is amended and Article 1 will read as follows:

“The company’s name is Equinor ASA. The company is a public limited company.

The objective of Equinor ASA is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.””

10.

Energy Transition Plan
Jon Erik Reinhardsen, chair of the board of directors, presented the company’s energy transition plan.

The chair of the meeting read the following statement from the Ministry of Trade, Industry and Fisheries:

The state, as an owner, is positive to the company presenting an energy transition plan. This will give shareholders and the market a better-informed position from which to assess, among other things, risks, opportunities, capital allocation, positioning and pace in the transition to a low-carbon energy company towards 2050. The state, among other things, bases its voting on the company’s affirmation that the long-term value creation supports the goals of the Paris agreement and the 1.5 degree trajectory.

The plan will be presented to the shareholders for advisory vote at the annual general meeting. In the state’s view this means that it is the company board and the administration that are responsible for the company’s strategy, including for this plan, and for initiating the necessary measures, including investments and priorities, to follow this up and to achieve the company’s climate targets. The company should, in the Ministry of Trade, Industry and Fisheries’ view, be as transparent as possible about the status of the work during the plan period.

The state, as an owner, believes that the plan should be updated more frequently than every three years in the event of significant changes of assumptions, framework conditions, market development, or good industry practice. The state, as an owner, expects the company to closely monitor the development.

Equinor’s plan for the transition to a low-carbon energy company should contribute to high, long-term value creation for the owners. Equinor’s transition may also help develop new green industries, reduce GHG emissions and develop long-term value-generating jobs in Norway.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the company's energy transition plan.”

11.

Proposal from shareholder to set short-, medium-, and long-term targets for greenhouse gas (GHG) emissions of the company’s operations and the use of energy products (including Scope 1, 2 and 3)
Shareholder Follow This had proposed that the company would set short-, medium-, and long-term targets for greenhouse gas (GHG) emissions of the company’s operations and the use of energy products (including Scope 1, 2 and 3).

The shareholder’s proposal was not adopted.

12.

Proposal from shareholders to introduce and implement a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target
Shareholders WWF and Greenpeace had proposed that the company would introduce and implement a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target.

The shareholders’ proposal was not adopted.

13.

Proposal from shareholder to take initiative to establish a state restructuring fund for employees who now work in the oil sector
Shareholder Greenpeace had proposed that the company would take initiative to establish a state restructuring fund for employees who now work in the oil sector.

The shareholder’s proposal was not adopted.

14.

Proposal from shareholders to declare the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone, focus on domestic business in the Norwegian sector and accelerate transition into renewable energy
Shareholders Even Bakke, Bente Marie Bakke, Ketil Lund, Guttorm Grundt and Gro Nylander had proposed that the company would declare the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone, focus on its domestic business in the Norwegian sector and accelerate its transition into renewable energy.

The shareholders’ proposal was not adopted.

15.

Proposal from shareholder to become a leading producer of renewable energy, stop all exploration activity and test drilling for fossil energy resources and withdraw from projects abroad
Shareholder Bente Marie Bakke had proposed that the company would aim to become a leading producer of renewable energy, stop all exploration activity and test drilling for fossil energy resources and withdraw from its projects abroad.

The shareholder’s proposal was not adopted.

16.

Proposal from shareholder to significantly increase investments in renewable energy, stop all new exploration in the Barents Sea, discontinue international activities and develop a plan for gradual closure of the oil industry
Shareholder Gro Nylander had proposed that the company would significantly increase its investments in renewable energy, stop all new exploration in the Barents Sea, discontinue international activities and develop a plan for gradual closure of the oil industry.

The shareholder’s proposal was not adopted.

17.

Proposal from shareholder to present a strategy for real business transformation to sustainable energy production
Shareholder Guttorm Grundt had proposed that the company would present a strategy for real business transformation to sustainable energy production.

The shareholder’s proposal was not adopted.

18.

Proposal from shareholder to gradually divest from all international operations
Shareholder Ivar Sætre had proposed that the company gradually divest from all international operations

The shareholder’s proposal was not adopted.

19.

Proposal from shareholder to outline a specific action plan for quality assurance and anti-corruption
Shareholder Per Henning Lerstad had proposed that the company would outline a specific action plan for quality assurance and anti-corruption.

The shareholder’s proposal was not adopted.

20.

The board of directors’ report on Corporate Governance
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s report on Corporate Governance. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

21.

The board of directors’ remuneration report for salary and other remuneration for leading personnel
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s report for salary and other remuneration for leading personnel.

The chair of the meeting read the following statement from the Ministry of Trade, Industry and Fisheries:

The Ministry of Trade, Industry and Fisheries (MTIF) refers to the State’s Guidelines for the Remuneration of Senior Executives in Companies with State Ownership stipulated on 20 April 2021. The MTIF wants to emphasise the state’s expectations in the executive remuneration area, including paying due regard to the principle of moderation. The state finds it important that the remuneration of senior executives is competitive, enabling the company to succeed in recruiting and retaining good executives. At the same time the remuneration shall not be market-leading compared with similar companies, and shall be set with due regard to the principle of moderation. This, among other things, means that the remuneration shall not be higher than necessary to attract and retain the desired expertise. It is neither in the interest of the company, nor the owners, if the company pays more remuneration, including bonus, than necessary. When evaluating moderation, the ratio between the remuneration of executive personnel and other employees in the company may be relevant. The state finds it important that this ratio does not increase without a good justification. Increased difference in the remuneration between executive personnel and other employees in the company may be ill-judged, among other things because it may be harmful to the company’s reputation by contributing to unreasonable disparities in the company and society at large. The state finds it important than the board pays due regard to the principle of moderation in determining the total remuneration.

The state, as an owner, emphasises transparency associated with executive remuneration. Transparency as regards the formulation, level and development of executive remuneration, including that that the programmes are unambiguous, is important in order to enable owners and other stakeholders to evaluate the executive remuneration. The state, as an owner, will continue the dialogue with Equinor about how the board of directors’ executive remuneration policy can be better aligned with the state’s expectations in the executive remuneration area, and expects the board of directors to present an updated policy for the 2023 annual general meeting.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ remuneration report for leading personnel.”

22.

Approval of remuneration for the company’s external auditor for 2021
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2021 of NOK 55,981,079 for Equinor ASA is approved.”

23.

Election of members to the corporate assembly
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Equinor ASA’s corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1. Jarle Roth (re-election, nominated as chair for the corporate assembly’s election)
2. Nils Bastiansen (re-election, nominated as deputy chair for the corporate assembly’s election)
3. Finn Kinserdal (re-election)
4. Kari Skeidsvoll Moe (re-election)
5. Kjerstin Rasmussen Braathen (re-election)
6. Kjerstin Fyllingen (re-election)
7. Mari Rege (re-election)
8. Trond Straume (re-election)
9. Martin Wien Fjell (new election, existing deputy member)
10. Merete Hverven (new election)
11. Helge Aasen (new election)
12. Liv B. Ulriksen (new election)

The following persons are elected as deputy members of Equinor ASA’s corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1st deputy member: Per Axel Koch (new election)
2nd deputy member: Catrine Kristiseter Marti (new election)
3rd deputy member: Nils Morten Huseby (new election)
4th deputy member: Nina Kivijervi Jonassen (re-election)”

24.

Determination of remuneration for the corporate assembly members
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is adjusted effective from 12 May 2022 as follows:

                                  From                                        To
Chair                        NOK 133,100/annually         NOK 137,600/annually
Deputy chair            NOK 70,200/annually           NOK 72,600/annually
Members                 NOK 49,300/annually           NOK 51,000/annually
Deputy members    NOK 7,100/meeting              NOK 7,340/meeting”

25.

Election of members to the nomination committee
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Equinor ASA’s nomination committee effective as from 12 May 2022 and until the annual general meeting in 2024:

1. Jarle Roth (re-election, new election as chair)
2. Berit L. Henriksen (re-election)
3. Merete Hverven (new election)
4. Jan Tore Føsund (new election)”

26.

Determination of remuneration for the nomination committee
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is adjusted effective from 12 May 2022 as follows:

                             From                                      To
Chair                  NOK 13,200/meeting           NOK 13,650/meeting
Members            NOK 9,800/meeting             NOK 10,130/meeting”

27.

Authorisation to acquire Equinor ASA shares in the market to continue operation of the company’s share-based incentive plans for employees
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 38,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group’s share saving plan and long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively.

The authorisation is valid until 30 June 2023. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 11 May 2021. The previous authorisation, granted 11 May 2021, shall continue to apply until this authorisation has been registered in the Register of Business Enterprises.”

28.

Authorisation to acquire Equinor ASA shares in the market for subsequent annulment
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Equinor shares with a face value of up to NOK 187,500,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

This authorisation shall be valid until the next annual general meeting, but no later than 30 June 2023.”

29.

Marketing Instructions for Equinor ASA – adjustments
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The annual general meeting approves that adjustments in the Marketing Instruction for Equinor ASA, adopted by the annual general meeting on 25 May 2001, can be made to the provisions concerning applicable pricing- and allocation principles for natural gas so that Equinor continue to have the necessary incentives to maximize the total value of the State’s and Equinor’s petroleum and ensure fair distribution at any time. Potential adjustments in the Marketing Instruction are made by the Norwegian State represented by the Ministry of Trade, Industry and Fisheries.”

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 11 May 2022

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Tone Lunde Bakker	Georg Fredrik Rabl	Svein Skeie

Appendix 1: Overview of shares represented at the annual general meeting, either by personal or digital attendance, by proxy, or by advance voting.

Appendix 2: The voting results for the individual items.

Attendance Summary report

Equinor ASA
AGM
11 May 2022

Registered Attendees:	62
Total Votes Represented:	2 536 819 197
Total Accounts Represented:	2 419

Total Voting Capital:	3 220 843 601
% Total Voting Capital Represented:	78,76%
Total Capital:	3 257 687 707
% Total Capital Represented:	77,87%
Company Own Shares:	36 844 106

Sub Total:	62	0	2 536 819 197
Capacity	Registered Attendees	Registered Non-Voting Attendees	Registered Votes	Accounts
Shareholder	37	0	2 182 745 113	39
Shareholder (web)	19	0	17 581	19
3rd Party Proxy	3	0	22 183	5
Chair of the Board WITH PROXY	1	0	3 040 144	456
Chair of the Board WITH INSTRUCTIONS	1	0	234 222 752	1671
ADVANCE VOTES	1	0	116 771 424	229

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
EQUINOR ASA

_______________________________

EQUINOR ASA GENERAL MEETING 11 MAY 2022

As scrutineer appointed for the purpose of the Poll taken at the General Meeting of the Members of the Company held on 11 May 2022, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

	VOTES FOR / FOR		VOTES MOT / AGAINST		VOTES AVSTÅR / ABSTAIN	VOTES TOTAL	% ISSUED VOTING SHARES VOTED	NO VOTES IN MEETING
3	2 536 705 088	100,00	6 027	0,00	47 071	2 536 758 186	78,76%	61 011
4	2 536 707 856	100,00	8 875	0,00	42 670	2 536 759 401	78,76%	59 796
5	2 536 705 926	100,00	3 997	0,00	48 965	2 536 758 888	78,76%	60 309
6	2 530 639 838	99,79	5 341 370	0,21	788 956	2 536 770 164	78,76%	49 033
7	2 533 776 724	99,88	2 956 996	0,12	36 444	2 536 770 164	78,76%	49 033
8	2 536 410 700	99,99	301 382	0,01	55 602	2 536 767 684	78,76%	51 513
9	2 536 674 863	100,00	47 245	0,00	48 056	2 536 770 164	78,76%	49 033
10	2 450 472 438	97,53	62 161 369	2,47	24 139 341	2 536 773 148	78,76%	46 049
11	90 437 617	3,57	2 443 590 800	96,43	2 744 731	2 536 773 148	78,76%	46 049
12	47 396 619	1,87	2 486 934 699	98,13	2 430 663	2 536 761 981	78,76%	57 216
13	7 406 781	0,29	2 527 006 005	99,71	2 360 699	2 536 773 485	78,76%	45 712
14	10 319 854	0,41	2 524 830 531	99,59	1 623 100	2 536 773 485	78,76%	45 712
15	4 069 882	0,16	2 531 069 393	99,84	1 634 210	2 536 773 485	78,76%	45 712
16	7 161 796	0,28	2 527 987 459	99,72	1 624 230	2 536 773 485	78,76%	45 712
17	9 250 131	0,36	2 525 256 899	99,64	2 264 724	2 536 771 754	78,76%	47 443
18	4 870 803	0,19	2 531 233 286	99,81	667 665	2 536 771 754	78,76%	47 443
19	39 596 952	1,56	2 494 752 068	98,44	2 422 295	2 536 771 315	78,76%	47 882
20	2 532 772 104	99,84	3 933 202	0,16	62 688	2 536 767 994	78,76%	51 203
21	2 505 342 255	98,96	26 364 020	1,04	5 060 741	2 536 767 016	78,76%	52 181
22	2 534 175 723	99,90	2 510 642	0,10	80 651	2 536 767 016	78,76%	52 181
23a	2 533 669 489	99,88	2 968 231	0,12	111 773	2 536 749 493	78,76%	69 704
23b	2 536 622 925	100,00	15 607	0,00	110 961	2 536 749 493	78,76%	69 704
23c	2 536 622 307	100,00	15 739	0,00	111 447	2 536 749 493	78,76%	69 704
23d	2 536 612 364	100,00	34 257	0,00	102 872	2 536 749 493	78,76%	69 704
23e	2 536 620 795	100,00	29 871	0,00	98 827	2 536 749 493	78,76%	69 704
23f	2 536 619 118	100,00	31 743	0,00	98 632	2 536 749 493	78,76%	69 704
23g	2 536 613 171	100,00	34 146	0,00	102 176	2 536 749 493	78,76%	69 704
23h	2 536 612 258	100,00	25 456	0,00	111 779	2 536 749 493	78,76%	69 704
23i	2 536 621 921	100,00	15 832	0,00	111 740	2 536 749 493	78,76%	69 704
23j	2 536 625 976	100,00	21 390	0,00	102 127	2 536 749 493	78,76%	69 704
23K	2 536 626 186	100,00	12 401	0,00	110 906	2 536 749 493	78,76%	69 704
23L	2 536 624 349	100,00	23 463	0,00	101 681	2 536 749 493	78,76%	69 704
23m	2 536 128 163	99,98	511 549	0,02	109 781	2 536 749 493	78,76%	69 704
23n	2 536 124 600	99,98	523 216	0,02	101 677	2 536 749 493	78,76%	69 704
23o	2 536 133 641	99,98	504 550	0,02	111 302	2 536 749 493	78,76%	69 704
23P	2 536 128 458	99,98	519 291	0,02	101 744	2 536 749 493	78,76%	69 704
24	2 536 322 861	99,99	326 026	0,01	100 606	2 536 749 493	78,76%	69 704
25a	2 536 364 192	99,99	274 529	0,01	110 772	2 536 749 493	78,76%	69 704
25b	2 536 363 488	99,99	284 421	0,01	101 584	2 536 749 493	78,76%	69 704
25c	2 536 358 109	99,99	289 759	0,01	101 625	2 536 749 493	78,76%	69 704
25d	2 536 366 985	99,99	271 310	0,01	111 198	2 536 749 493	78,76%	69 704
26	2 536 630 967	100,00	23 788	0,00	94 738	2 536 749 493	78,76%	69 704
27	2 517 462 194	99,32	17 164 585	0,68	2 135 003	2 536 761 782	78,76%	57 415
28	2 532 764 776	99,84	3 934 532	0,16	62 474	2 536 761 782	78,76%	57 415
29	2 522 660 842	99,50	12 557 221	0,50	1 543 719	2 536 761 782	78,76%	57 415

Registrar for the company:
DNB Bank ASA

[Signed]___________________________
Signature company:
EQUINOR ASA

[Signed]________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 11, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer